UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Focus Media Holding Limited

(Name of the Issuer)

Focus Media Holding Limited Giovanna Group Holdings Limited Giovanna Intermediate Limited Giovanna Parent Limited Giovanna Acquisition Limited	Jason Nanchun Jiang JJ Media Investment Holding Limited Target Sales International Limited Top Notch Investments Holdings Ltd Target Management Group Limited

Giovanna Investment Holdings Limited Carlyle Asia Partners III, L.P.

Gio2 Holdings Ltd

FountainVest China Growth Fund, L.P.

FountainVest China Growth Capital Fund, L.P.

FountainVest China Growth Capital-A Fund, L.P.

FountainVest China Growth Fund II, L.P.

FountainVest China Growth Capital Fund II, L.P.

FountainVest China Growth Capital-A Fund II, L.P.

Power Star Holdings Limited CITIC Capital China Partners II, L.P. CITIC Capital (Tianjin) Equity Investment Limited Partnership CITIC Capital MB Investment Limited Fosun International Limited	State Success Limited China Everbright Structured Investment Holdings Limited China Everbright Finance Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.00005 per share

American Depositary Shares, each representing five Ordinary Shares

(Title of Class of Securities)

34415V109, 34415V117

(CUSIP Number)

Focus Media Holding Limited Unit No. 1, 20th Floor, The Centrium 60 Wyndham Street, Central, Hong Kong Attention: Jason Nanchun Jiang and Kit Leong Low Tel: +852-3752-8009

Jason Nanchun Jiang

JJ Media Investment Holding Limited

Target Sales International Limited

Top Notch Investments Holdings Ltd

Target Management Group Limited

c/o Focus Media Holding Limited

Unit No. 1, 20th Floor, The Centrium

60 Wyndham Street, Central, Hong Kong

Attention: Jason Nanchun Jiang

Tel: +86 21 2216 4088

Giovanna Investment Holdings Limited

Carlyle Asia Partners III, L.P.

c/o The Carlyle Group, L.P.

1001 Pennsylvania Avenue, Suite 220 South

Washington D.C., 20004

Attention: Caroline Craword

Tel: +1 202-729-5542

Gio2 Holdings Ltd

FountainVest China Growth Fund, L.P.

FountainVest China Growth Capital Fund, L.P.

FountainVest China Growth Capital-A Fund, L.P.

FountainVest China Growth Fund II, L.P.

FountainVest China Growth Capital Fund II, L.P.

FountainVest China Growth Capital-A Fund II, L.P.

c/o FountainVest Partners (Asia) Limited

Suite 705-708 ICBC Tower

3 Garden Road, Central, Hong Kong

Attention: Yongmin Hu / Eric Chen / Brian Lee

Tel: +852 3972-3900

Power Star Holdings Limited

CITIC Capital China Partners II, L.P.

CITIC Capital (Tianjin) Equity Investment Limited Partnership

CITIC Capital MB Investment Limited

c/o CITIC Capital Partners Management Limited

28th Floor, CITIC Tower

1 Tim Mei Avenue, Central, Hong Kong

Attention: Vicki CC Hui

Tel: +852 3710-6870

State Success Limited

China Everbright Structured Investment Holdings Limited

China Everbright Finance Limited

46th Floor, Far East Finance Centre

16 Harcourt Road, Hong Kong

Attention: Tony Ning Wang

Tel: +852 2823-2614

Giovanna Group Holdings Limited

Giovanna Intermediate Limited

Giovanna Parent Limited

Giovanna Acquisition Limited

Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands

Attention: Codan Services (Cayman) Limited

Tel: +1 345-949-1040

Fosun International Limited Room 808 ICBC Tower 3 Garden Road, Central, Hong Kong Attention: Mr. Qin Xuetang Tel: +852 2509-3228

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Jesse Sheley, Esq. Stephanie Tang, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong	Chris K.H. Lin, Esq. Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong

Douglas C. Freeman, Esq. Victor Chen, Esq. Fried, Frank, Harris, Shriver & Jacobson 1601 Chater House 8 Connaught Road Central Hong Kong	Michael George DeSombre, Esq. William Y. Chua, Esq. Sullivan & Cromwell 28th Floor Nine Queen’s Road Central Hong Kong

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomeiwai Avenue Beijing 100004, People’s Republic of China	Hillel T. Cohn, Esq. Morrison & Foerster LLP Suite 3500 555 West Fifth Street Los Angeles, USA 90013

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$ 2,620,122,491	$ 357,384.71

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $5.50 for 462,881,396 outstanding Shares of the issuer subject to the transaction, plus (b) the product of 5,817,825 options to purchase Shares multiplied by $2.31 per option (which is the difference between the $5.50 per share merger consideration and the weighted average exercise price of $3.19 per share, plus (c) the product of 11,061,025 ordinary shares underlying the restricted share units multiplied by $5.50 per share ((a), (b) and (c) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Focus Media Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), the issuer of the registered ordinary shares, par value $0.00005 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing five Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Giovanna Group Holdings Limited, a Cayman Islands company (“Holdco”); (c) Giovanna Intermediate Limited, a Cayman Islands company (“Midco”); (d) Giovanna Parent Limited, a Cayman Islands company (“Parent”); (e) Giovanna Acquisition Limited, a Cayman Islands company (“Merger Sub”); (f) Mr. Jason Nanchun Jiang, chairman of the board of directors and chief executive officer of the Company (the “Chairman”); (g) JJ Media Investment Holding Limited, a British Virgin Islands company (“JJ Media”); (h) Target Sales International Limited, a British Virgin Islands company (“Target Sales”); (i) Top Notch Investments Holdings Ltd, a British Virgin Islands company (“Top Notch”); (j) Target Management Group Limited, a British Virgin Islands company (“Target Management”, and together with the Chairman, JJ Media, Target Sales and Top Notch, the “Chairman Parties”); (k) Fosun International Limited, a Hong Kong company (“Fosun”); (l) Giovanna Investment Holdings Limited, a Cayman Islands company (“Giovanna Investment Holdings”); (m) Carlyle Asia Partners III, L.P., a Cayman Islands limited partnership (“Carlyle Asia Partners”, and collectively with Giovanna Investment Holdings, the “Carlyle Filing Persons”); (n) Gio2 Holdings Ltd, a Cayman Islands company (“Gio2 Holdings”); (o) FountainVest China Growth Fund, L.P., a Cayman Islands limited partnership (“FVP Growth Fund”); (p) FountainVest China Growth Capital Fund, L.P., a Cayman Islands limited partnership (“FVP Growth Capital Fund”); (q) FountainVest China Growth Capital-A Fund, L.P., a Cayman Islands limited partnership (“FVP Growth Capital-A Fund”); (r) FountainVest China Growth Fund II, L.P., a Cayman Islands limited partnership (“FVP Growth Fund II”); (s) FountainVest China Growth Capital Fund II, L.P., a Cayman Islands limited partnership (“FVP Growth Capital Fund II”); (t) FountainVest China Growth Capital-A Fund II, L.P., a Cayman Islands limited partnership (“FVP Growth Capital-A Fund II”, and collectively with Gio2 Holdings, FVP Growth Fund, FVP Growth Capital Fund, FVP Growth Capital-A Fund, FVP Growth Fund II and FVP Growth Capital Fund II, the “FountainVest Filing Persons”); (u) Power Star Holdings Limited, a Cayman Islands company (“Power Star Holdings”); (v) CITIC Capital China Partners II, L.P., a Cayman Islands limited partnership (“CITIC CCP II”); (w) CITIC Capital MB Investment Limited, a Cayman Islands company (“CITIC Capital MB”); (x)  (CITIC Capital (Tianjin) Equity Investment Limited Partnership), a PRC limited partnership (“CITIC Capital Tianjin”, and collectively with Power Star Holdings, CITIC CCP II and CITIC Capital MB, the “CITIC Capital Partners Filing Persons”); (y) State Success Limited, a British Virgin Islands company (“State Success”); (z) China Everbright Structured Investment Holdings Limited, a British Virgin Islands company (“China Everbright Structured Investment”); and (aa) China Everbright Finance Limited, a Hong Kong company (“China Everbright Finance”, and collectively with State Success and China Everbright Structured Investment, the “China Everbright Filing Persons”). Giovanna Investment Holdings, Gio2 Holdings, Power Star Holdings and State Success are collectively referred to herein as the “Sponsors”, and the Carlyle Filing Persons, the FountainVest Filing Persons, the CITIC Capital Partners Filing Persons and the China Everbright Filing Persons are collectively referred to herein as the “Sponsor Filing Persons.” The Sponsors, the Chairman Parties and Fosun are collectively referred to herein as the “Consortium.” Holdco, Midco, Parent, Merger Sub, the Sponsor Filing Persons, the Chairman Parties and Fosun are collectively referred to herein as the “Buyer Group.”

On December 19, 2012, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”). If the merger agreement is approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger. Parent and Merger Sub are currently beneficially owned by certain of the Sponsors.

Under the terms of the merger agreement, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than (a) a portion of the Shares beneficially owned by the Chairman Parties and by Fosun (collectively, the “Rollover Shares”), (b) Shares owned by the Company or its subsidiaries, if any, (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Companies Law (the “Dissenting Shares”), and (d) Shares held by Citibank, N.A., in its capacity as ADS depositary (the “ADS depositary”), that underlie ADSs reserved (but not yet allocated) by the Company for settlement upon the exercise of any Company option or restricted share unit issued under the Company Incentive Plans (as defined below) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled in exchange for the right to receive $5.50 in cash without interest, and for the avoidance of doubt, because each ADS represents five Shares, each issued and outstanding ADS (other than any ADS that represents Excluded Shares) will represent the right to surrender the ADS in exchange for $27.50 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the amended and restated deposit agreement, dated as of April 9, 2007, by and among the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration.

In addition, at the effective time of the merger, each outstanding vested and unexercised option to purchase Shares or ADSs granted under the Company’s 2003 Employee Share Option Scheme, 2005 Employee Share Option Plan, 2006 Employee Share Option Plan, 2007 Employee Share Option Plan, 2010 Employee Share Option Plan and/or 2013 Employee Share Option Plan (collectively, the “Company Share Incentive Plans”) will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a cash amount equal to the number of Shares or ADSs underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.50 (in the case of an option to purchase Shares) or $27.50 (in the case of an option to purchase ADSs) exceeds the exercise price per Share or ADS of such vested option. At the effective time of the merger, each outstanding unvested option to purchase Shares or ADSs granted under the Company Share Incentive Plans will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.50 (in the case of an option to purchase Shares) or $27.50 (in the case of an option to purchase ADSs) exceeds the exercise price per Share or ADS of such unvested option. Such restricted cash awards will be subject to the same vesting terms applicable to the unvested options from which they were converted.

Furthermore, except as provided under (i) the chairman rollover agreement (the “Chairman Rollover Agreement”) entered into concurrently with the execution and delivery of the merger agreement by and among Holdco, Parent and the Chairman Parties, (ii) the management rollover agreements (the “Management Rollover Agreements”) entered into concurrently with the execution and delivery of the merger agreement by and between Holdco and certain members of the senior management of the Company (the “Management Rollover Securityholders”) and (iii) the arrangement with respect to restricted share units held by certain non-management directors and consultants of the Company (collectively, the “Director and Consultant Parties”), at the effective time of the merger, each outstanding restricted share unit granted under the Company Share Incentive Plans will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Shares or ADSs underlying such restricted share unit immediately prior to the effective time of the merger multiplied by $5.50 (for a restricted share unit representing the right to receive Shares) or $27.50 (for a restricted share unit representing the right to receive ADSs), as applicable, and subject to the same vesting terms applicable to the unvested restricted share unit from which it was converted.

Immediately prior to the closing of the merger, all restricted share units held by the Chairman Parties that are outstanding as of January 1, 2013 will become vested. Other than a portion of the restricted share units held by the Chairman Parties (such portion being the “Chairman Rollover RSUs”), each restricted share unit held by the Chairman Parties will be cancelled and converted into the right to receive cash in an amount equal to $5.50 (for a restricted share unit representing the right to receive Shares) or $27.50 (for a restricted share unit representing the right to receive ADSs) as soon as practicable after the effective time of the merger. Pursuant to the Chairman Rollover Agreement, at the closing of the merger each Chairman Rollover RSU will be cancelled without consideration and the Chairman Parties will subscribe for newly issued ordinary shares of Holdco at an aggregate subscription price that will be offset by the merger consideration otherwise payable to the Chairman Parties in respect of the Chairman Rollover RSUs and the Chairman’s Rollover Shares.

Under the terms of the Management Rollover Agreements, each restricted share unit held by the Management Rollover Securityholders as of January 1, 2013 (together with the Rollover Shares and the Chairman Rollover RSUs, the “Rollover Securities”) will be cancelled at the closing of the merger and, as soon as reasonably practicable following the closing of the merger, replaced by a number of restricted shares units of Holdco, which are exchangeable for ordinary shares of Holdco, equal to the product (rounded down to the nearest whole share) of (x) the number of restricted share units subject to rollover multiplied by (y) the ratio of the per Share merger consideration to the per share value of each ordinary share of Holdco (which is obtained by dividing the aggregate equity contribution to Holdco on the closing of the merger by the number of ordinary shares of Holdco issued on the closing date). The restricted share units of Holdco granted to each Management Rollover Securityholder will vest on the dates set forth in his or her Management Rollover Agreement if such Management Rollover Securityholder remains continuously employed by the Company after the merger on each applicable vesting date.

The restricted share units held by the Director and Consultant Parties as of the effective time of the merger will be cancelled at the effective time of the merger and converted into the right to receive restricted cash awards, which will vest as soon as practicable after the closing of the merger to be determined by Parent. Upon vesting, each Director Party will be paid a cash amount equal to the product of $5.50 and the number of Shares underlying the restricted share units from which the restricted cash award was converted.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of at least two-thirds of such shareholders of the Company as, being entitled to do so, vote in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a) Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting—Record Date; Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d) Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e) Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f) Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a) Name and Address. Focus Media Holding Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b) Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c) Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1) Material Terms. Not applicable.

(a)-(2) Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d) Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenter Rights”

•	“Annex C—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f) Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b) Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Chairman Rollover Agreement”

•	“Summary Term Sheet—Fosun Rollover Agreement”

•	“Summary Term Sheet—Voting Agreement”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Rollover Securityholders at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

(b) Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c) Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

(d) Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor”

(c) Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d) Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

(e) Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f) Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor”

(c) Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b) Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c) Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

•	“The Merger Agreement and Plan of Merger—Fees and Expenses”

(d) Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger—Financing”

Item 11	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Rollover Securityholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a) Financial Information. The audited financial statements of the Company for the year ended December 31, 2011 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2011, as amended, originally filed on April 27, 2012 (see page F-1 and following pages).

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c) Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Preliminary Proxy Statement of the Company dated             , 2013 (the “proxy statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4) Form of Depositary’s Notice, incorporated herein by reference to the proxy statement.

(a)-(5) Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(6) Press Release issued by the Company, dated December 19, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 19, 2012.

(b)-(1) Debt Commitment Letter, dated as of December 19, 2012, by and among Giovanna Acquisition Limited, Bank of America, N.A., China Development Bank Corporation Hong Kong Branch, China Minsheng Banking Corp., Ltd., Hong Kong Branch, Citigroup Global Markets Asia Limited, Citibank, N.A., Credit Suisse AG, Singapore Branch, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, ICBC International Capital Limited, ICBC International Holdings Limited, UBS AG Hong Kong Branch and UBS AG, Singapore Branch.

(b)-(2) Equity Commitment Letter, dated as of December 19, 2012, by and among Carlyle Asia Partners III, L.P. and Giovanna Group Holdings Limited.

(b)-(3) Equity Commitment Letter, dated as of December 19, 2012, by and among FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P. and Giovanna Group Holdings Limited.

(b)-(4) Equity Commitment Letter, dated as of December 19, 2012, by and among China Everbright Finance Limited and Giovanna Group Holdings Limited.

(b)-(5) Equity Commitment Letter, dated as of December 19, 2012, by and among CITIC Capital China Partners II, L.P. and Giovanna Group Holdings Limited.

(b)-(6) Equity Commitment Letter, dated as of December 19, 2012, by and among CITIC Capital MB Investment Limited and Giovanna Group Holdings Limited.

(b)-(7) Equity Commitment Letter, dated as of December 19, 2012, by and among (CITIC Capital (Tianjin) Equity Investment Limited Partnership) and Giovanna Group Holdings Limited.

(c)-(1) Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated December 19, 2012, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2) Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated December 19, 2012.

(d)-(1) Agreement and Plan of Merger, dated as of December 19, 2012, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2) Consortium Agreement, dated as of August 12, 2012, by and among Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd., Giovanna Investment Holdings Limited, FV Investment Holdings, Power Star Holdings Limited, CDH V—Moby Limited and China Everbright Structured Investment Holdings Limited, incorporated herein by reference to Exhibit 7.26 to Amendment No. 6 to the Schedule 13D filed by Jason Nanchun Jiang with the Securities and Exchange Commission on August 14, 2012. FV Investment Holdings is an affiliate of Gio2 Holdings Ltd., and China Everbright Structured Investment Holdings Limited is an affiliate of State Success Limited.

(d)-(3) Chairman Rollover Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Parent Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd and Target Management Group Limited, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4) Fosun Rollover Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Parent Limited and Fosun International Limited, incorporated herein by reference to Annex G of the proxy statement.

(d)-(5) Voting Agreement, dated as of December 19, 2012, by and among Giovanna Parent Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Fosun International Limited, Kit Leong Low, Tu Yafang, Tao Chenjun, Du Xiaomin, Long Jun, Qian Qian, Ni Wei (Wu Xinghui), Deng Gancong, Luo Lan, Chen Yan and Wang Yuchun, incorporated herein by reference to Annex H of the proxy statement.

(d)-(6) Limited Guarantee, dated as of December 19, 2012, by Carlyle Asia Partners III, L.P. in favor of the Company.

(d)-(7) Limited Guarantee, dated as of December 19, 2012, by FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., and FountainVest China Growth Capital-A Fund II, L.P. in favor of the Company.

(d)-(8) Limited Guarantee, dated as of December 19, 2012, by China Everbright Finance Limited in favor of the Company.

(d)-(9) Limited Guarantee, dated as of December 19, 2012, by CITIC Capital China Partners II, L.P. in favor of the Company.

(d)-(10) Limited Guarantee, dated as of December 19, 2012, by CITIC Capital MB Investment Limited in favor of the Company.

(d)-(11) Form of Management Rollover Agreement, dated as of December 19, 2012, by and among Kit Leong Low, Tu Yafang, Tao Chenjun, Du Xiaomin, Long Jun, Qian Qian, Ni Wei (Wu Xinghui), Deng Gancong, Luo Lan, Chen Yan and Wang Yuchun and Giovanna Group Holdings Limited, incorporated herein by reference to Annex E of the proxy statement.

(d)-(12) Indemnification Agreement, dated as of December 19, 2012, by and among Giovanna Parent Limited, Giovanna Group Holdings Limited, Mr. Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Giovanna Investment Holdings Limited, Gio2 Holdings Ltd, Power Star Holdings Limited and State Success Limited, incorporated herein by reference to Annex I of the proxy statement.

(d)-(13) Non-Compete Agreement, dated as of December 19, 2012, by and between Giovanna Group Holdings Limited and Mr. Jason Nanchun Jiang, incorporated herein by reference to Annex J of the proxy statement.

(d)-(14) Interim Sponsors Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Investment Holdings Limited, Carlyle Asia Partners III, L.P., Gio2 Holdings Ltd, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P., State Success Limited, China Everbright Finance Limited, Power Star Holdings Limited, CITIC Capital China Partner II, L.P., (CITIC Capital (Tianjin) Equity Investment Limited Partnership) and CITIC Capital MB Investment, incorporated herein by reference to Annex K of the proxy statement.

(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2013

Focus Media Holding Limited

By:	/s/ Daqing Qi
Name: Daqing Qi
Title: FMCN Special Committee Chairman

Giovanna Group Holdings Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Giovanna Intermediate Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Giovanna Parent Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Giovanna Acquisition Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Jason Nanchun Jiang

By:	/s/ Jason Nanchun Jiang

JJ Media Investment Holding Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Target Sales International Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Top Notch Investments Holdings Ltd

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Target Management Group Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Giovanna Investment Holdings Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Carlyle Asia Partners III, L.P.

By CAP III General Partner, L.P., its general partner
By CAP III Ltd., its general partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Director

Gio2 Holdings Ltd

By:	/s/ Neil Gray
Name: Neil Gray
Title: Director

FountainVest China Growth Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital-A Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital-A Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

Power Star Holdings Limited

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

CITIC Capital China Partners II, L.P.

By CCP II GP Ltd., its general partner

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

CITIC Capital (Tianjin) Equity Investment Limited Partnership

By CITIC Capital (Tianjin) Investment Management Limited Partnership, its general partner

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

CITIC Capital MB Investment Limited

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

State Success Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Director

China Everbright Finance Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Director

China Everbright Structured Investment Holdings Limited

By:	/s/ Tang Chi Chun
	Name:	Tang Chi Chun
	Title:	Director

Fosun International Limited

By:	/s/ Qin Xuetang
	Name:	Qin Xuetang
	Title:	Director

Exhibit Index

(a)-(1) Preliminary Proxy Statement of the Company dated             , 2013 (the “proxy statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4) Form of Depositary’s Notice, incorporated herein by reference to the proxy statement.

(a)-(5) Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(6) Press Release issued by the Company, dated December 19, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 19, 2012.

(b)-(1) Debt Commitment Letter, dated as of December 19, 2012, by and among Giovanna Acquisition Limited, Bank of America, N.A., China Development Bank Corporation Hong Kong Branch, China Minsheng Banking Corp., Ltd., Hong Kong Branch, Citigroup Global Markets Asia Limited, Citibank, N.A., Credit Suisse AG, Singapore Branch, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, ICBC International Capital Limited, ICBC International Holdings Limited, UBS AG Hong Kong Branch and UBS AG, Singapore Branch.

(b)-(2) Equity Commitment Letter, dated as of December 19, 2012, by and among Carlyle Asia Partners III, L.P. and Giovanna Group Holdings Limited.

(b)-(3) Equity Commitment Letter, dated as of December 19, 2012, by and among FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P. and Giovanna Group Holdings Limited.

(b)-(4) Equity Commitment Letter, dated as of December 19, 2012, by and among China Everbright Finance Limited and Giovanna Group Holdings Limited.

(b)-(5) Equity Commitment Letter, dated as of December 19, 2012, by and among CITIC Capital China Partners II, L.P. and Giovanna Group Holdings Limited.

(b)-(6) Equity Commitment Letter, dated as of December 19, 2012, by and among CITIC Capital MB Investment Limited and Giovanna Group Holdings Limited.

(b)-(7) Equity Commitment Letter, dated as of December 19, 2012, by and among (CITIC Capital (Tianjin) Equity Investment Limited Partnership) and Giovanna Group Holdings Limited.

(c)-(1) Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated December 19, 2012, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2) Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated December 19, 2012.

(d)-(1) Agreement and Plan of Merger, dated as of December 19, 2012, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2) Consortium Agreement, dated as of August 12, 2012, by and among Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd., Giovanna Investment Holdings Limited, FV Investment Holdings, Power Star Holdings Limited, CDH V—Moby Limited and China Everbright Structured Investment Holdings Limited, incorporated herein by reference to Exhibit 7.26 to Amendment No. 6 to the Schedule 13D filed by Jason Nanchun Jiang with the Securities and Exchange Commission on August 14, 2012. FV Investment Holdings is an affiliate of Gio2 Holdings Ltd., and China Everbright Structured Investment Holdings Limited is an affiliate of State Success Limited.

(d)-(3) Chairman Rollover Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Parent Limited, Jiang Nanchun, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd and Target Management Group Limited, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4) Fosun Rollover Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Parent Limited and Fosun International Limited, incorporated herein by reference to Annex G of the proxy statement.

(d)-(5) Voting Agreement, dated as of December 19, 2012, by and among Giovanna Parent Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Fosun International Limited, Kit Leong Low, Tu Yafang, Tao Chenjun, Du Xiaomin, Long Jun, Qian Qian, Ni Wei (Wu Xinghui), Deng Gancong, Luo Lan, Chen Yan and Wang Yuchun, incorporated herein by reference to Annex H of the proxy statement.

(d)-(6) Limited Guarantee, dated as of December 19 , 2012, by Carlyle Asia Partners III, L.P. in favor of the Company.

(d)-(7) Limited Guarantee, dated as of December 19, 2012, by FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., and FountainVest China Growth Capital-A Fund II, L.P. in favor of the Company.

(d)-(8) Limited Guarantee, dated as of December 19, 2012, by China Everbright Finance Limited in favor of the Company.

(d)-(9) Limited Guarantee, dated as of December 19, 2012, by CITIC Capital China Partners II, L.P. in favor of the Company.

(d)-(10) Limited Guarantee, dated as of December 19, 2012, by CITIC Capital MB Investment Limited in favor of the Company.

(d)-(11) Form of Management Rollover Agreement, dated as of December 19, 2012, by and among Kit Leong Low, Tu Yafang, Tao Chenjun, Du Xiaomin, Long Jun, Qian Qian, Ni Wei/Wu Xinghui, Deng Gancong, Luo Lan, Chen Yan and Wang Yuchun and Giovanna Group Holdings Limited, incorporated herein by reference to Annex E of the proxy statement.

(d)-(12) Indemnification Agreement, dated as of December 19, 2012, by and among Giovanna Parent Limited, Giovanna Group Holdings Limited, Mr. Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Giovanna Investment Holdings Limited, Gio2 Holdings Ltd, Power Star Holdings Limited and State Success Limited, incorporated herein by reference to Annex I of the proxy statement.

(d)-(13) Non-Compete Agreement, dated as of December 19, 2012, by and between Giovanna Group Holdings Limited and Mr. Jason Nanchun Jiang, incorporated herein by reference to Annex J of the proxy statement.

(d)-(14) Interim Sponsors Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Investment Holdings Limited, Carlyle Asia Partners III, L.P., Gio2 Holdings Ltd, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P., State Success Limited, China Everbright Finance Limited, Power Star Holdings Limited, CITIC Capital China Partner II, L.P., (CITIC Capital (Tianjin) Equity Investment Limited Partnership) and CITIC Capital MB Investment, incorporated herein by reference to Annex K of the proxy statement.

(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g) Not applicable.